

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 29, 2010

By facsimile to (310) 208-1154 and U.S. Mail

Mr. Jianhua Lv
Chairman, President and Chief Executive Officer
SinoCoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road, 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province, People's Republic of China 4670000

Re: SinoCoking Coal and Coke Chemical Industries, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed July 20, 2010
File No. 333-166720

Dear Mr. Lv:

We reviewed the filing and have the comments below.

A large portion of our current revenue is derived from relatively few customers, page 9

1. We note your response to comment six in our letter dated June 7, 2010 and your revised disclosure on page 36 of the prospectus. Please revise your risk factor disclosure to quantify the "significant portion" of revenue received from SinoCoking's four major customers in fiscal 2009 (i.e., disclose in the risk factor that your four largest customers accounted for approximately 65.25% of your fiscal 2009 revenues

Contractual Arrangements with Hongli Group and Its Owners, page 25

2. We note your response to comment eight in our letter dated June 7, 2010. Please revise your disclosure under the subheading "Corporate Structure of SinoCoking" on page 24 of the prospectus to disclose the ownership information about the Hongli Group that you have provided to us in your response.

Plan of Distribution, page 78

3. We note your disclosure that the selling security holders may be deemed to be underwriters. We further note that you have revised the selling security holder table to identify some of the selling security holders as underwriters. Please revise the first

sentence of the fourth paragraph of the plan of distribution to name those selling security holders that you have identified as underwriters.

Legal Matters, page 79

4. We note your revised disclosure in response to comment 32 in our letter dated June 7, 2010. Please also revise the table of contents on page 1 of the prospectus to include the "Legal Matters" section.

Exhibit 5.1

5. Counsel's opinion states in the last paragraph that counsel is named in the registration statement under the heading "Experts." However, we note that counsel is named in the registration statement under the heading "Legal Matters." Please have counsel revise its opinion accordingly and then please refile the opinion.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Kevin K. Leung, Esq.
        Edgar Park, Esq.
        Dominador Tolentino, Esq.
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, CA 90024